SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                                FORM 10-C

             REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                      INTERDEALER QUOTATION SYSTEM
              FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                          OR 15D-17 THEREUNDER

                             Reflectone, Inc.
            (Exact name of issuer as specified in its charter)

                         4908 Tampa West Boulevard
                           Tampa, Florida  33634
                 (address of principal executive offices)

Issuer's telephone number, including area code      (813) 885-7481

                I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security:   common stock, par value $.10 per share
2.   Number of shares outstanding before the change:         2,648,834
3.   Number of shares outstanding after the change:          2,816,336
4.   Effective date of change:           March 15, 1996
5.   Method of change:   Specify method (such as merger, acquisition,
     exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
     Option exercise issuances.

Give brief description of transaction   Issuance at various times of an
aggregate of 167,502 shares pursuant to employee stock purchase plan and stock option plan exercises.


                       II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
2.   Name after change
3.   Effective date of charter amendment changing name
4.   Date of shareholder approval of change, if required

                                        Reflectone, Inc.


Date:    March 21, 1996                 By:  /s/Paul G. Waring Jr.
                                             Paul G. Waring Jr
                                             Corporate Controller and Treasurer